UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Aurora Innovation, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
051774 107
(CUSIP Number)
James Andrew Bagnell
c/o Aurora Innovation, Inc.
1654 Smallman St.
Pittsburgh, PA 15222
(888) 583-9506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 051774 107

1.	Names of Reporting Persons. James Andrew Bagnell
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,747,442 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,747,442 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,747,442 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.45%
14.	Type of Reporting Person (See Instructions) IN

(1)    Represents (i) 38,559,994 shares of Class B common stock, par value 0.00001 per share, of the Issuer (the “Class B Common Stock”), (ii) 162,675 shares of Class A Common Stock, par value $0.00001 per share, of the Issuer (the “Class A Common Stock”) and (iii) 24,773 Restricted Stock Units of the Issuer (“RSUs”) held by the Reporting Person that will vest within 60 days of the date hereof. Solely for purposes of this line item, the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person is treated as converted into shares of Class A Common Stock. The shares of Class B Common Stock are convertible at the Reporting Person’s option into shares of Class A Common Stock and automatically convert upon certain transfers, in each case on a 1-for-1 basis subject to certain restrictions. Each RSU represents a contingent right to receive one share of Class A Common Stock.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 15, 2021 (as amended to date, the “Schedule 13D”) by James Andrew Bagnell (the “Reporting Person”) relating to the Class A Common Stock of Aurora Innovation, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

The Reporting Person is filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the number of shares of outstanding Class A Common Stock of the Issuer due to the Issuer’s capital raising transactions which closed on July 21, 2023.
Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:
(a) The Reporting Person is the beneficial owner of 38,559,994 shares of Class B Common Stock, 162,675 shares of Class A Common Stock, and 24,773 shares of Class A Common Stock that will vest within 60 days of the date hereof, representing in the aggregate approximately 3.45% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is (i) based on 1,084,288,336 shares of Class A Common Stock outstanding as of July 26, 2023 (as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 3, 2023), and (ii) assumes (a) the conversion of 38,559,994 shares of Class B Common Stock held by the Reporting Person into 38,559,994 shares of Class A Common Stock and (b) the issuance of 24,773 shares of Class A Common Stock upon settlement of 24,773 restricted stock units that will vest within 60 days of the date hereof.
Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 38,559,994 shares of Class B Common Stock of the Issuer. The Reporting Person’s shares of Class B Common Stock and Class A Common Stock currently represent, collectively, approximately 7.58% of the voting power of Issuer’s outstanding capital stock.
(c) The information set forth in Item 4 of this Schedule 13D regarding the 10b5-1 Plan is incorporated herein by reference.
(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 38,559,994 shares of Class B Common Stock, the 162,675 shares of Class A Common Stock and 24,773 shares of Class A Common Stock issuable within 60 days of the date hereof of the Issuer reported in Item 5(a).
(e) As of July 21, 2023, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023	/s/ James Andrew Bagnell
James Andrew Bagnell